Filed by EQT Corporation

(Commission File No. 001-3551)

Pursuant to Rule 425 under

the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Equitrans Midstream Corp.

(Commission File No. 001-38629)

The following transcript presents an interview given by William E. Jordan, Executive Vice President, General Counsel and Corporate Secretary of EQT Corporation (“EQT” or “Parent”), to Energy Intelligence, as published by Energy Intelligence on April 5, 2024, which relates to, among other things, EQT’s proposed acquisition (the “transaction”) of Equitrans Midstream Corporation (“Equitrans” or the “Company”):

EQT Sees Progress on Methane Monitoring, Cost Reduction

Energy Intelligence

By Caroline Evans

5 April 2024

US gas producer EQT, which recently announced plans to acquire Equitrans Midstream and its signature Mountain Valley Pipeline (MVP), is helping lead the move to cut methane emissions in the Northeast through the Appalachian Methane Initiative. EQT General Counsel Will Jordan sat down with Energy Intelligence on the sidelines of the CeraWeek by S&P Global Conference in Houston to talk more about the company's monitoring efforts, M&A strategy and regulatory beefs. The transcript has been edited for space and clarity.

Q: Can you talk about the progress that has been made on detecting methane emissions in real time? What has been done, and what is still needed?

A: We're not all the way there yet. But we're getting there, and the pace is going, honestly, quicker than I probably would've predicted. There was a study put out last week out of Stanford, and they said, I think, the aerial and drone can capture somewhere between 50% and 85% of emissions in the various basins they looked at, meaning they can quantify and see it. And that number is improving as the technology is getting better. Early on in the emissions monitoring movement, there was talk about the need to have continuous monitoring on every site. That's not a cost-effective solution for us, especially … if it's only happening on one site out of 100, it doesn't make sense to have spent the money on the other 99. As the top-down measurement has gotten better and better at capturing more and more [methane] ... we're going to be at a place where we can pretty much rely on that to capture most of what we need to capture.

Q: What is your next big hurdle in emissions mitigation?

A: We are also looking at other solutions that are climate-beneficial. We're one of the founding members of the ARCH2 hydrogen hub. We are obviously looking into exploring carbon capture, fuel cells, nature-based offsets, all these things. We're trying to be additive to the world, beyond just providing the energy that it needs. We're trying to also see if there are other avenues, other business lines, that we can pursue profitably to allow us to reduce emissions outside of our footprint.

Q: Let’s pivot and talk about the Equitrans merger. Can you go into more detail about how it will provide EQT a cost structure of below $2/MMBtu?

A: Historically, our gathering agreements with Equitrans have been at rates that are, relative to peers, higher. And so there's that kind of delta between what is a normal gathering rate and what is maybe a slightly elevated gathering rate. But on top of that, every gathering company has built into their business some margin, so they charge a margin in order to have their own healthy, thriving business. By buying the midstream company, it allows us to shift that margin to us. So the effect is a reduction of our cost structure from, call it $2.50 today to sub-$2 once we get through this process.

Q: It sounds pretty simple.

A: It’s just vertical integration. Back when we were at Rice [Energy], this management team owned and operated a portion of those the assets that make up Equitrans today. Ninety percent of our volumes flow through Equitrans pipelines. So there's a lot, there's a significant overlap between what our business is, and who our leadership is, and what we're buying with Equitrans. So it may look like this is kind of stepping into a new business line. I push back on that slightly; it's really not. In particular, gathering is really derivative of your upstream operations. It's not a separate business line.

Q: You’re looking at selling $3.5 billion in assets. Does the current M&A market mean you'll be able to divest quickly?

A: We have a number of options. We've already said we're exploring some non-operated assets up in northeast Pennsylvania; that process is going well. We also recognize that Equitrans is a regulated asset, be it MVP or other long-term contracted pipelines that have been, for the most part, recently built and would be very attractive to buyers — and buyers who are increasingly looking for opportunities around those types of assets. So we're confident that we'll be able to meet or exceed our kind of delivering plan and do so in a timeline that's comfortable.

Q: Has the Biden administration's pause on LNG export licenses affected your contracting strategy?

A: We're optimistic that it's going to end up with not being a major impact to continued planned LNG [projects]. That doesn't mean that it's not been detrimental. I'll just highlight that, within a matter of weeks of the announcement of the pause, Qatar announced that they're going to significantly increase their LNG. We’ve said that this is a playbook to instill uncertainty and, therefore, cost in building projects. That's something we've seen happen in pipelines. Playing into that playbook for political purposes is detrimental to the US’ leadership role in energy. And when you have key members of the EU saying that the US is now the global guarantor of energy security, it's problematic when we make energy political, especially energy that's the cleanest in our stack of traditional energy. So on the contracting strategy, the companies we’re working with are working on projects that will be a few years away from being built anyway. We don't think it's going to be a material delay or any reason to change our current contracting strategy.

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Cautionary Statements Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “cause,” “continue,” “could,” “depend,” “develop,” “estimates,” “expects,” “forecasts,” “goal,” “guidance,” “have,” “impact,” “implement,” “increase,” “intends,” “lead,” “maintain,” “may,” “might,” “plans,” “potential,” “possible,” “projected,” “reduce,” “remain,” “result,” “scheduled,” “seek,” “should,” “will,” “would” and other similar words or expressions. The absence of such words or expressions does not necessarily mean the statements are not forward-looking. Forward-looking statements are not statements of historical fact and reflect Parent’s and the Company’s current views about future events. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between Parent and the Company, the expected closing of the proposed transaction and the timing thereof and the pro forma combined company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, expected accretion to earnings and free cash flow and anticipated dividends. Information adjusted for the proposed transaction should not be considered a forecast of future results. Although Parent believes Parent’s forward-looking statements are reasonable, statements made regarding future results are not guarantees of future performance and are subject to numerous assumptions, uncertainties and risks that are difficult to predict. Actual outcomes and results may be materially different from the results stated or implied in such forward-looking statements included in this communication.

Actual outcomes and results may differ materially from those included in the forward-looking statements in this communication due to a number of factors, including, but not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the possibility that shareholders of Parent may not approve the issuance of Parent common stock in connection with the proposed transaction; the possibility that the shareholders of the Company may not adopt the merger agreement; the risk that Parent or the Company may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Parent’s common stock or the Company’s common stock; the risk of any unexpected costs or expenses resulting from the proposed transaction; the risk of any litigation relating to the proposed transaction; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Parent and the Company to retain and hire key personnel, on the ability of Parent or the Company to attract third-party customers and maintain their relationships with derivatives and joint venture counterparties and on Parent’s and the Company’s operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of Parent and the Company, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected; the volatility in commodity prices for crude oil and natural gas; the Company’s ability to construct, complete and place in service the Mountain Valley Pipeline project; the effect of future regulatory or legislative actions on Parent and the Company or the industry in which they operate, including the risk of new restrictions with respect to oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what Parent and the Company expect; the ability of management to execute its plans to meet its goals and other risks inherent in Parent’s and the Company’s businesses; public health crises, such as pandemics and epidemics, and any related government policies and actions; the potential disruption or interruption of Parent’s or the Company’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond Parent’s or the Company’s control; the combined company’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry; and other factors detailed in Parent’s and the Company’s Annual Reports on Form 10-K for the year ended December 31, 2023 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. All such factors are difficult to predict and are beyond Parent’s and the Company’s control. Additional risks or uncertainties that are not currently known to Parent or the Company, that Parent or the Company currently deem to be immaterial, or that could apply to any company could also cause actual outcomes and results to differ materially from those included in the forward-looking statements in this communication. Parent and the Company undertake no obligation to publicly correct or update the forward-looking statements in this communication, in other documents or on their respective websites to reflect new information, future events or otherwise, except as required by applicable law. All such statements are expressly qualified by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Important Information for Investors and Shareholders; Additional Information and Where to Find It

In connection with the proposed transaction between Parent and the Company, Parent intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that will include a joint proxy statement of Parent and the Company and that will also constitute a prospectus of Parent (the “joint proxy statement/prospectus”). Parent and the Company also intend to file other documents regarding the proposed transaction with the SEC. This document is not a substitute for the joint proxy statement/prospectus or the registration statement or any other document that Parent or the Company may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT PARENT, THE COMPANY, THE PROPOSED TRANSACTION, THE RISKS THERETO AND RELATED MATTERS. After the registration statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to the shareholders of Parent and the shareholders of the Company. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus and other relevant documents filed or that will be filed with the SEC by Parent or the Company through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Parent may be obtained free of charge on Parent’s website at www.ir.eqt.com/investor-relations. Copies of the documents filed with the SEC by the Company may be obtained free of charge on the Company’s website at www.ir.equitransmidstream.com.

Participants in the Solicitation

Parent and the Company and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction contemplated by the joint proxy statement/prospectus. Information regarding Parent’s directors and executive officers and their ownership of Parent’s securities is set forth in Parent’s filings with the SEC, including Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 1, 2024. To the extent such person’s ownership of Parent’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Information regarding the Company’s directors and executive officers and their ownership of the Company’s securities is set forth in the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 4, 2024. To the extent such person’s ownership of the Company’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus and other relevant materials that will be filed with the SEC regarding the proposed transaction when such documents become available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication relates to the proposed transaction between Parent and the Company. This communication is for informational purposes only and shall not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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